U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  001-34379

      . Form 10-K          Form 20-F         Form 11-K     X  Form 10-Q         Form 10-D        Form N-SAR

      . Form N-CSR

For period ended: December 31, 2010

      . Transition Report on Form 10-K

      . Transition Report on Form 20-F

      . Transition Report on Form 11-K

      . Transition Report on Form 10-Q

      . Transition Report on Form N-SAR

 For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I B  REGISTRANT INFORMATION

PACIFIC SOFTWARE, INC.
Full Name of Registrant:

123 WEST NYE LANE, SUITE 129
Address of Principal Executive Office

CARSON CITY, NV 89706
City, State and Zip Code

PART II B  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

 X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III B  NARRATIVE

The Company is unable to file its Annual Report on Form 10-Q for the period ended December 31, 2010 within the prescribed time period without unreasonable effort and expense due to certain timing issues, which made it difficult for the Company’s registered public accounting firm to conclude its review of our financial statements and notes for the reported period. We will also need time to finalize related Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

PART IV B OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Bruce Thomsen	714	966-8807
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

  X . Yes       No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      Yes   X  No

PACIFIC SOFTWARE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 14, 2011

By: /s/ Bruce Thomsen

Name: Bruce Thomsen

Title:   President

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